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                          November 6, 2023

       Stephen Rosenberg
       Chairman of the Board
       Greystone Housing Impact Investors LP
       14301 FNB Parkway, Suite 211
       Omaha, NE 68154

                                                        Re: Greystone Housing
Impact Investors LP
                                                            Registration
Statement on Form S-4
                                                            Filed October 25,
2023
                                                            File No. 333-275170

       Dear Stephen Rosenberg:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Madeleine Joy Mateo at 202-551-3465 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              David Hooper, Esq.